Filed Pursuant to Rule 425 Filing Person: The Procter & Gamble Company Subject Company: The Gillette Company Commission File No.: 1-922

The following slides were used in a presentation to associates of The Gillette Company:

James M. Kilts

Associates Meeting
February 4, 2005

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It’s a historic time

But … it’s also a sad time

We’ve been an independent company for 100+ years

We have a proud heritage

Most of all … it’s an exciting time

Gillette – Procter & Gamble

We are joining a tremendous partner to create
the world’s best consumer products company

Let Me Start By Saying ...

Congratulations on
a

GREAT  YEAR!!

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2004 – Total Year Performance

* Continuing Operations

3

Net Sales

+13%

Profit from Operations

+23%

Net Income

+23%

Earnings per Share

+25%

The Gillette Company Performance

Record Results for the

Sixth Consecutive Quarter

And Second Consecutive Year

4

The Gillette Company

Pumped new life into our company … since
those dark days of early 2001

Reinvigorated our brands

Set the stage for the future success of our
business as part of P&G

You Can Be Very Proud

You did all of this professionally … and with

great respect for each other and our values

5

The months ahead will bring change … which is
never easy

You can view change as a problem or an opportunity

For the vast majority of Gillette associates … this
merger will mean expanded opportunities in a
thriving company

Many of you will rise in the management ranks of the
combined company

Gillette – Procter & Gamble

6

Gillette – Procter & Gamble

P&G wants to field the best possible team …

with members from BOTH companies

7

There will be job losses

Estimated at approximately 4% of the combined
company’s workforce of 140,000

Many will occur at the corporate office … but NO
decisions have been made

We’ve implemented special severance protection

Change of control measures

Fully vested stock option plan

Gillette – Procter & Gamble

P&G wants to field the best possible team …

with members from BOTH companies

8

You will receive full communications

Updates will be given on a regular basis

A special employee website will be created

I will stay on for at least a year

To guide the integration

To ensure continued Gillette business momentum

Gillette – Procter & Gamble

We will be forthright and fully supportive in
handling the transition in a first-class way

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Associates Meeting
February 4, 2005

10

AG Lafley

Chairman, President
and Chief Executive

Rationale

This deal makes sense strategically

This deal makes sense strategically

We can grow faster together

Rationale

This deal makes sense strategically

We can grow faster together

We can be more productive and
offer better consumer value
together

Rationale

This deal makes sense strategically

We can grow faster together

We can be more productive and
offer better consumer value
together

We can collaborate and innovate
better and faster together

Rationale

This deal makes sense strategically

We can grow faster together

We can be more productive and
offer better consumer value
together

We can collaborate and innovate
better and faster together

We can create greater
scale together

Rationale

Local Impact

Local Impact

•    We will do what’s right for:

Local Impact

We will do what’s right for:

Consumers and customers

Local Impact

We will do what’s right for:

Consumers and customers

Shareholders

Local Impact

We will do what’s right for:

Consumers and customers

Shareholders

Employees over the long term

Local Impact

We will do what’s right for:

Consumers and customers

Shareholders

Employees over the long term

•  We will maintain a presence in Boston

Local Impact

We will do what’s right for:

Consumers and customers

Shareholders

Employees over the long term

We will maintain a presence in Boston

We will sustain commitment
to community service

Integration Principles

Integration Principles

We will field the best team

Integration Principles

We will field the best team

We will communicate openly

Integration Principles

We will field the best team

We will communicate openly

We will treat every employee with respect

Gillette and P&G

Gillette and P&G

Both improving lives

Gillette and P&G

Both improving lives

Both brand-builders

Gillette and P&G

Both improving lives

Both brand-builders

Both innovators

Gillette and P&G

Both improving lives

Both brand-builders

Both innovators

Both strong retail partners

Gillette and P&G

Both improving lives

Both brand-builders

Both innovators

Both strong retail partners

Both industry supply chain leaders

Gillette and P&G

Both improving lives

Both brand-builders

Both innovators

Both strong retail partners

Both industry supply chain leaders

Both with values

Gillette and P&G

Both improving lives

Both brand-builders

Both innovators

Both strong retail partners

Both industry supply chain leaders

Both with values

Both known for outstanding people

Gillette and P&G

Both improving lives

Both brand-builders

Both innovators

Both strong retail partners

Both industry supply chain leaders

Both with values

Both known for outstanding people

Both world class companies

`29

168 Years

Purpose-driven
and values-led

Embracing and
leading change

Power of branding
and innovation

Long term growth

Why Has P&G Endured?

Improving
consumers’
everyday lives

Two Moments of Truth

P&G Values

Leadership

Ownership

Integrity

Passion for Winning

Trust

P&G
Values

The Gillette Company’s
Vision is to build Total
Brand Value by
innovating to deliver
consumer value and
customer leadership
faster, better and more
completely than our
competition.

P&G Purpose

Gillette Vision

We will provide branded
products and services of
superior quality and
value that improve the
lives of the world's
consumers.

As a result, consumers
will reward us with
leadership sales, profit,
and value creation,
allowing our people, our
shareholders, and the
communities in which we
live and work
to prosper.

ACHIEVEMENT

We are dedicated to the highest standards
of achievement in all areas of our business.
We strive to consistently exceed the
expectations of both external and internal
customers.

INTEGRITY

Mutual respect and ethical behavior are the
basis for our relationships with colleagues,
customers and the community. Fair practice
is the hallmark of the Company.

COLLABORATION

We work closely together as one global
team to improve the way we do business
every day. We communicate openly and
establish clear accountability for making
decisions, identifying issues and solutions,
and maximizing business opportunities.

P&G Values

Leadership

Ownership

Integrity

Passion for Winning

Trust

P&G
Values

Gillette Values

Leading
Change

Leading Change

Leading Change

Brand Management

Leading Change

Brand Management

Category Management

Leading Change

Brand Management

Category Management

Customer Business Development

Leading Change

Brand Management

Category Management

Customer Business Development

Product Supply

Leading Change

Brand Management

Category Management

Customer Business Development

Product Supply

Global Business Services

Leading Change

Brand Management

Category Management

Customer Business Development

Product Supply

Global Business Services

Employee Benefits

Leading Change

Brand Management

Category Management

Customer Business Development

Product Supply

Global Business Services

Employee Benefits

Consumer Marketing

Branding
and
Innovation

P&G Billion-Dollar Brands

VIDEO

P&G Billion Dollar Brands

ACHIEVEMENT

We are dedicated to the highest standards
of achievement in all areas of our business.
We strive to consistently exceed the
expectations of both external and internal
customers.

INTEGRITY

Mutual respect and ethical behavior are the
basis for our relationships with colleagues,
customers and the community. Fair practice
is the hallmark of the Company.

COLLABORATION

We work closely together as one global
team to improve the way we do business
every day. We communicate openly and
establish clear accountability for making
decisions, identifying issues and solutions,
and maximizing business opportunities.

P&G Values

Leadership

Ownership

Integrity

Passion for Winning

Trust

P&G
Values

Gillette Values

Gillette Founders

P&G Founders

Foundation for Success

Complementary core strengths

Foundation for Success

Complementary core strengths

“Connect and Develop” capability

Foundation for Success

Complementary core strengths

“Connect and Develop” capability

Consumer understanding

Foundation for Success

Complementary core strengths

“Connect and Develop” capability

Consumer understanding

Customer business development and
in-store execution

Greater Scale Advantages

Growth

Scale,

Margin

Branding,

Innovation

P&G Organization
Structure

Health,
Baby and
Family
Care

Household

Corporate Functions (CF)

Global Business Services (GBS)

Global Business Units
(GBUs)

Market Development Organizations (MDOs)

Beauty
Care

Beauty
Care

Global Business Units

Global Business Units

Beauty
Care

Health,
Baby and
Family
Care

Global Business Units

Beauty
Care

Health,
Baby and
Family
Care

Household

Global Business Units

Long-term global strategy

Consumer understanding

Brand equity development

Product innovation/design

Product sourcing and
manufacturing

New business
development

Beauty
Care

Health,
Baby and
Family
Care

Household

Market Development Organizations (MDOs)

North America

Latin America

Western Europe

Central and Eastern Europe,
Middle East and Africa

Greater China

Northeast Asia

ASEAN, Australasia & India

Accounting

Employee benefits

Payroll

Order management

Product logistics

Systems operations

Global Business Services

Consumer and Market Knowledge

Customer Business Development

External Relations

Finance

Human Resources

Information Technology

Legal

Marketing

Product Supply

Research & Development

Consumer and Market Knowledge

Customer Business Development

External Relations

Finance

Human Resources

Information Technology

Legal

Marketing

Product Supply

Research & Development

Corporate Functions

P&G Organization
Structure

Beauty
Care

Health,
Baby and
Family
Care

Household

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Market Development Organizations (MDOs)

Global Business Units
(GBUs)

Global Business Services (GBS)

Corporate Functions (CF)

Ravi Chaturvedi
President
Northeast Asia

Shantanu Khosla
Vice President India
and Personal
Health Care
ASEAN, Australasia
and India

Bill Reina
Global and
North America
Talent Supply

Carsten Fischer
President
Professional
Care

Diane Hirakawa
Vice President Research
and Development
Pet Health
and Nutrition

VIDEO

P&G Touching Lives….

Additional Information and Where to Find it

In connection with the proposed merger, The Procter & Gamble Company (“P&G”) and The Gillette Company (“Gillette”) will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by P&G and Gillette with the Commission at the Commission’s web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company’s other filings with the Commission may also be obtained from the respective companies. Free copies of P&G’s filings may be obtained by directing a request to The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, Ohio 45201-0599. Free copies of Gillette’s filings may be obtained by directing a request to The Gillette Company, Investor Relations, Prudential Tower, Boston, Massachusetts, 02199-8004.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

P&G, Gillette and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning persons who may be considered participants in the solicitation of P&G’s stockholders under the rules of the Commission is set forth in the Proxy Statement filed by P&G with the Commission on August 27, 2004, and information concerning persons who may be considered participants in the solicitation of Gillette’s stockholders under the rules of the Commission is set forth in the Proxy Statement filed by Gillette with the Commission on April 12, 2004.

Forward-Looking Statements

         All statements, other than statements of historical fact included in this release, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) successfully executing, managing and integrating key acquisitions, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company’s agreement to acquire The Gillette Company, including obtaining the related required shareholder and regulatory approvals; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and other intellectual property matters), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the success of the Company’s outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt (including debt related to the Company’s announced plan to repurchase shares of the Company’s stock in connection with the Company’s pending acquisition of The Gillette Company), interest rate and certain commodity cost exposures; (8) the ability to manage the continued global political and/or economic uncertainty and disruptions, especially in the Company’s significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage increases in the prices of raw materials used to make the Company’s products; (10) the ability to stay close to consumers in an era of increased media fragmentation; and (11) the ability to stay on the leading edge of innovation. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.